August 17, 2006

Via U.S. Mail

Philip K. Yachmetz
Executive Vice President
Chief Business Officer
Savient Pharmaceuticals, Inc.
One Tower Center
East Brunswick, NJ  08816

	Re:	Savient Pharmaceuticals, Inc.
		Schedule TO-I filed August 14, 2006
		Amendment No. 1 to Schedule TO-I filed August 17, 2006
		SEC File No. 5-34455

Dear Mr. Yachmetz:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Schedule TO
Exhibit (a)(1)(A) - Offer to Purchase for Cash
1. We note your indication that you are offering to purchase shares at a purchase price not greater than $6.80 nor less than $5.80 per share.
We note that the range you have set is slightly higher than what the staff has previously considered reasonable. Please advise us as to the basis for whether the range you have set constitutes a reasonable one.
	Summary Term Sheet, page 1
2. Under "How many shares is the Company offering to purchase in the tender offer?" please explain what you mean when you indicate that you
"may increase the purchase price to allow [you] to purchase such additional shares." If you mean to say, as you do on page 20, that you may increase the purchase price within the range, in order to allow you to purchase additional shares, please revise to clarify this. If you mean that you may increase the purchase price outside of this range in order to purchase additional shares, please revise to clarify that you will provide notice of such increase and additional time, if necessary.
7. Conditions of the Offer, page 22
3. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the reference to "threatened" in the seventh bullet point. Please revise to clarify the conditions in accordance with this comment.

	14. United States Federal Income Tax Consequences, page 31
4. We note that you have included a disclaimer referring to IRS Circular 230. We object to the inclusion of this disclaimer because investors must be able to rely on the information contained in your
Offer to Purchase. We do not object to a statement that each investor should consult his tax advisor to discuss the tax consequences of owning shares in view of his particular situation. Please revise to remove this disclaimer or tell us why you believe it is necessary.

	15. Extension of the tender Offer; Termination; Amendment,
page
33
5. We note your indication that you reserve the right "if any event
described in Section 7 has not occurred or has occurred..."
Because
this language would seem to allow for termination of the offer in circumstances other than a failure of condition, the language appears
illusory. Please advise us under what circumstances, other than failure of a condition, you intend to terminate the offer or revise to
clarify that you may only terminate the offer upon the failure of
a
condition.
Exhibit (a)(1)(B) - Letter of Transmittal
6. Refer to Instruction 9, where you indicate that the stockholder agrees, by tendering shares, "to accept all decisions the Company makes concerning these matters and waives any right the stockholder
might otherwise have to challenge [the Company`s reasonable interpretation of the terms of and conditions to the Tender
Offer]."
We do not disagree with your ability to propose the terms of your offer, however, requiring stockholders to waive their right to challenge these terms would appear to be in conflict with Section
29
of the Securities Exchange Act of 1934. Specifically, please revise to acknowledge that stockholders are not waiving their rights under the federal securities laws or any rule or regulation thereunder.
	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

      							Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions

cc via facsimile at (617) 526-5000:

David E. Redlick, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
Savient Pharmaceuticals, Inc.
August 17, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE